FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 17, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated September 17, 2003

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES SEPTEMBER 2003 DISTRIBUTION AND FOURTH QUARTER DISTRIBUTION GUIDANCE

September 17, 2003. Paramount Energy Trust ("PET") (TSX - PMT.UN) is pleased to announce that its distribution on October 15, 2003 in respect of production for the month of September 2003, for Unitholders of record on September 30, 2003, will be $0.20 per Trust Unit.  The ex-distribution date is September 26, 2003.  This distribution amount maintains the monthly level established in August and brings cumulative distributions paid to-date to $2.284 per Trust Unit.

Furthermore, PET is forecasting monthly cash distributions to be maintained at $0.20 per Trust Unit in respect of production for the remainder of 2003.  These are based upon the Trust's current hedges and the forward market for natural gas prices, however these forecast distributions are subject to change as dictated by actual conditions.

With respect to the gas/bitumen issue, PET is pleased to confirm that no objections to the Trust's exemptions to Alberta Energy and Utilities Board ("EUB") Shut-In Order 03-001 have been filed to date by either bitumen leaseholders, the EUB staff or any other party.  After considerable technical analysis, the Trust is confident that it has complied fully with GB 2003-28 and does not expect to shut-in additional gas.  All factors considered, PET expects that average production for the remainder of 2003 will be maintained at the current level of 85 MMcf/d.

Further information with respect to the gas/bitumen issue and its possible effects on the Trust can be found on PET's website at www.paramountenergy.com/investor relations/Gas-Bitumen Issue.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.  In addition, Mr. Cameron Sebastian, Chief Financial Officer and Mr. Clay Riddell, Chief Executive Officer of Paramount Energy Trust will be presenting at the Peters & Co. 2003 North American Oil & Gas Conference in Toronto, Ontario, Canada on Thursday September 18, 2003 at 11:35 a.m. EST.  The presentation will include an overview of the Company's performance and strategies with an update on the gas/bitumen issue. This presentation should last approximately 20 minutes with a question and answer period immediately following.  The live audio web cast can be accessed on Paramount Energy Trust's website and will be archived for approximately 90 days.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Clayton H. Riddell, Chief Executive Officer

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  September 17, 2003